FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

June 2, 2014

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 2, 2014. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via CNW.

Item 4.	Summary of Material Change

The Issuer reports that they have withdrawn from the Peace River Partnership Coal Lease.

Item 5.	Full Description of Material Change

The Issuer reports it has withdrawn from the Coal Lease (the “Lease”) between the Peace River Partnership (“PRP”) and Cardero Coal Ltd. (“Cardero Coal”) with respect to certain freehold coal rights forming part of the Carbon Creek Project. The withdrawal from the Lease does not impact the Carbon Creek Joint Venture Agreement (the “Joint Venture”) between Carbon Creek Partnership (“CCP”) and Cardero Coal, which continues to be the basis for the Issuer’s 75% interest in the Carbon Creek coal licenses (the “Licenses”).

Coal Lease Withdrawal

Prior to issuing notice of withdrawal from the Lease, the Issuer discussed options and alternatives in detail with the Issuer’s investment banking advisors at Macquarie Capital Markets. The current metallurgical coal commodity market is at an historical low, with benchmarked Hard Coking Coal (“HCC”) quarterly prices of US $120 per tonne. The time-scale within which HCC prices may recover, and the extent of the expected recovery, are unknown.

In the context of this market, the making of the scheduled aggregate $12.5 million in advance royalty payments over the coming 5 years was simply not justifiable and not in the best interests of the Issuer’s shareholders.

Although the Issuer is currently in the process of reviewing and evaluating a number of such projects, there can be no certainty that it will be able to conclude any such arrangements, and any acquisitions would be subject to the Issuer raising the necessary funds to be able to proceed with the acquisition and initial exploration work.

Planned New 43-101 Report

The Issuer advises shareholders that, with the Issuer’s withdrawal from the Lease (which is effective May 30, 2014), and the consequent reduction in the size of the Carbon Creek project held by the Joint Venture, there is no longer a current 43-101 report on the Carbon Creek project and the previous prefeasibility study for Carbon Creek dated November 6, 2012 is no longer valid and can no longer be relied upon.

The Issuer intends, subject to raising the necessary financing, to commission a new 43-101 report on the Carbon Creek project, during 2014. The new report will take account of a number of factors:

•	The Carbon Creek resources will consist only of those coal seams located within the Joint Venture Licenses and will exclude any coal seams previously covered by the Coal Lease.

•

An additional 23,000 metres of drilling was completed on the Licenses after publication of the Prefeasibility Study in 2012. The new 43-101 report will be based on a new geological model and will contain a new resource estimate, which will include the data from the additional drilling.

•

The new drill data has substantially increased the number of seams included in the geological model (from 27 to 47), primarily through improved confidence in correlating seams from hole to hole. It is anticipated that, while the quantum of the resource on the Licenses is not expected to change materially, the increase in the number of seams should allow a re-evaluation of potential mining methods, which may increasing the percentage of surface-mineable resources on the Licenses.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the discovery and delineation of mineral deposits/resources/reserves, the anticipated preparation of a new 43-101 report for Carbon Creek in 2014, the potential for the Issuer to be able to realize the value of the Carbon Creek asset given the reduction in the size of the project as a consequence of the dropping of the Coal Lease, the potential for the increase in the number of seams to allow a re-evaluation of potential mining methods and the possibility that such re-evaluation may increase the percentage of surface-mineable resources on the Licenses, the potential for any production from the Carbon Creek deposit, the possibility of the Issuer being able to complete the acquisition of interests in additional properties or projects and the ability of the Issuer to secure the financing to do so, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Issuer may produce or plan to produce, significant increases in the amount or cost of any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Issuer’s products, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2014 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2013 annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk van Alphen, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

June 10, 2014